January 26, 2011

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Maryse Mills-Apenteng, Special Counsel Patrick Gilmore, Accounting Branch Chief David Edgar, Staff Accountant

Re: IceWEB, Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed January 10, 2011
File No. 333-167501

Form 10-K for the Fiscal Year Ended September 30, 2010
Filed December 29, 2010
File No. 0-27865

Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 24, 2011. Below are the Company’s responses to such comments, which such responses are numbered consistent with the staff’s numbered comments.  Contemporaneously, the Company has filed Amendment No. 6 to the Registration Statement on Form S-1 and Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2010.  The revisions in the Form 10-K in response to the staff’s comments did not result in a restatement of our financial statements.  Under separate cover we are providing Mr. Edgar with marked copies of each of these filings, keyed to our responses.

Amendment No. 5 to Registration Statement on Form S-1

General

1.	Please be advised that all comments relating to our review of your Form 10-K must be resolved prior to the desired date of effectiveness of the Form S-1.

RESPONSE:  We acknowledge staff’s comment.

Executive Compensation

Summary Compensation Table, page 34

2.
We note that you have updated the executive compensation disclosure for the fiscal year ended September 30, 2010; however, it does not appear that you have included all of the information for Messrs. Gill and McNamee required by Items 401 and 402 of Regulation S-K. For instance, you have not identified the positions held by these named executive officers nor have you included information regarding how their compensation is determined, as you have for Messrs. Signorello and Lucky. Moreover, you have not included Messrs. Gill and McNamee in your Management discussion beginning on page 29. Please revise your filing to include all of the information required by Items 401 and 402 for these named executive officers or advise.

RESPONSE:  Messrs. Gill and McNamee are not named executive officers and should not have been included in the executive compensation table.  The executive compensation disclosure has been amended in Amendment No. 6 to remove any reference to Messrs. Gill and McNamee.  Please see page 34.  Such disclosure has likewise been amended in our Form 10-K/A.  Please see page 57.

Exhibits and Financial Statement Schedules

3.
The exhibit index indicates that Exhibits 4.14, 5.1 and 23.2 were previously filed.  However, it does not appear that these exhibits have been filed as yet. Please file the exhibits with your next amendment, or tell us when you expect to file these exhibits pre-effectively.

RESPONSE:  Exhibits 4.14, 5.1, and 23.2 have been included in Amendment No. 6 to the S-1.

Exhibit 23.1

4.	It appears that the consent of Sherb & Co., LLP is dated January 10, 2010 instead of January 10, 2011. Please refile an appropriately dated auditor’s consent with your next amendment.

RESPONSE:  We acknowledge staff’s comment, and Amendment No. 6 contains an appropriately dated auditor’s consent.

Form 10-K for the Fiscal Year Ended September 30, 2010

Report of Registered Independent Public Accounting Firm, page 25

5.
We note that your independent accounting firm appears to be taking responsibility for the consolidated financial statements as noted in the first paragraph by the statement that “these consolidated financial statements are the responsibility of our management.”  Please revise accordingly to include a report that complies with AU Section 508 that includes a statement, if true, that the financial statements are the responsibility of the company’s management.

RESPONSE:  We acknowledge staff’s comment, and the reports of our independent registered public accounting firm appearing in Amendment No. 6 and the Form 10-K/A have been revised to eliminate the typographical error.  Such report complies with AU Section 508 and includes a statement that the financial statements are the responsibility of the company’s management.

Consolidated Statements of Operations, page 27

6.
We note your response to prior comment 1 and your revised consolidated statement of operations where you present other expenses after the loss from continuing operations and gain from discontinued operations. To the extent other expenses relate to continuing operations, please revise to include other expenses in loss from continuing operations or alternatively, if a portion of interest expenses relates to discontinued operations, please revise to allocate the expense accordingly. Please note that after allocating non-operating expense, earnings (loss) per share should also be revised. Please refer to ASC 205-20-45.

RESPONSE:  We have revised our consolidated statement of operations to allocate the portion of interest expense related to discontinued operations through the date of the disposition of the subsidiary, and revised the earnings (loss) per share accordingly.  Please see page F-4 in Amendment No. 6 and page 27 in the 10-K/A.

Notes to Consolidated Financial Statements

General

7.
We note your response to prior comment 2. In your response you indicate that future filings will be revised to disclose the discount on the trading price of the VOIS shares you purchased and the impact that the illiquid nature of the investment and the lack of other willing buyers had on the purchase price, however we are unable to locate this disclosure.  Please revise accordingly.

RESPONSE:  We have update Note 14 to provide the additional disclosure.  Please see page F-25 of Amendment No. 6 and page 48 of the 10-K/A.  We will include similar disclosure all future filings.

Note 14 – Investments

(b) Gains and Losses on Investments, page 49

8.
We note your response to prior comment 3 and your revised disclosure where you present the fair value VOIS restricted stock and the discount for the effect of the restriction in two separate categories of the fair value hierarchy table. It appears that the net fair value of the restricted stock should be categorized in level 3 due to the use of unobservable inputs to determine the fair value of the restriction. Please refer to ASC 820-10-50 and revise accordingly.

RESPONSE:  Note 14 has been revised in response to this comment.  Please page F-26 in Amendment No. 6 and page 49 in the Form 10-K/A.

We trust the foregoing sufficiently responds to the staff’s comments.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or James M. Schneider, Esq. at (561) 362-9595.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky, Chief Financial Officer

cc:	Mitch Pruzansky, Partner, Sherb and Co., LLP James M. Schneider, Esq., Schneider Weinberger & Beilly LLP